1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 28, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) THE RESULTS OF THE 2008 SECOND EGM; AND
(2) DISTRIBUTION OF THE 2008 INTERIM DIVIDEND

The purpose of this announcement is to disclose: (1) the results of the 2008 Second EGM; and (2) the distribution of the 2008 Interim Dividend of the Company as well as the arrangements relating to the withholding of the corporate income tax in respect of the 2008 Interim Dividend for corporate shareholders of the Company.

I.	RESULTS OF THE 2008 SECOND EGM

Reference is made to the Notice of Extraordinary General Meeting of Aluminum Corporation of China Limited (the "Company") dated 12 September 2008 and the circular of the same date (the "Circular") to convene the Second Extraordinary General Meeting of the Company for the year 2008 ("2008 Second EGM") on 28 October 2008.

9 shareholders and shareholders' proxies attended the meeting, who represented 9,587,516,928 shares or 70.89% of 13,524,487,892 shares in the total numbers of shares entitling the holders to attend and vote for or against all the resolutions at the meeting. The meeting was convened in compliance with the Company Law of the People's Republic of China and the articles of association of the Company (the "Articles of Association"). The meeting was convened by the board of directors of the Company (the "Board") and presided over by Mr. Xiao Yaqing, the chairman of the Board.

At the 2008 Second EGM, all of the following resolutions were passed:

1.	The proposal for the distribution of the 2008 interim dividend of the Company was approved by way of ordinary resolution.

9,584,553,662 shares were casted in favour of the resolution, 445,866 shares were casted against the resolution, and 2,517,400 shares abstained from voting. The shares for affirmative votes represented 99.9953% of the total shares with voting rights held by shareholders (or their authorised proxies) present at the meeting for the resolution.

2.	The proposal in relation to amendments to the Articles of Association of the Company was approved by way of special resolution.

9,582,480,034 shares were casted in favour of the resolution, 1,371,569 shares were casted against the resolution, and 3,665,325 shares abstained from voting. The shares for affirmative votes represented 99.9857% of the total shares with voting rights held by shareholders (or their authorised proxies) present at the meeting for the resolution.

3.	The proposal in relation to the issuance of corporate bonds of the Company was approved by way of special resolution.

9,582,437,737 shares were casted in favour of the resolution, 1,338,891 shares were casted against the resolution, and 3,740,300 shares abstained from voting. The shares for affirmative votes represented 99.9860% of the total shares with voting rights held by shareholders (or their authorised proxies) present at the meeting for the resolution.

Lawyer as Witness and Scrutineer

The meeting was witnessed by a lawyer from Haiwen & Partners, Beijing, the legal adviser of the Company, who issued a legal opinion on the meeting, pursuant to which Haiwen & Partners, Beijing was of the view that the convening of and the procedures for holding the meeting, the voting procedures adopted and the eligibility of the persons who attended the meeting were in compliance with the requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meeting were valid.

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized Haiwen & Partners, Beijing to act as the scrutineer of the 2008 Second EGM for the purpose of vote-taking on its behalf.

II.	DISTRIBUTION OF THE 2008 INTERIM DIVIDEND

The Board of the Company proposed to distribute the 2008 interim dividend of RMB0.052 (tax inclusive) per share to the shareholders of the Company (the "2008 Interim Dividend"), which was approved at the 2008 Second EGM. Details of the payment of the 2008 Interim Dividend to the shareholders of the Company are as follows:

(i)	Formula for circulating dividend of H Shares and Distribution Date

The dividend to be distributed to the holders of the Company's H Shares will be calculated in RMB and paid in Hong Kong dollars.

In respect of the 2008 Interim Dividend to be paid to holders of the Company's H shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the one calendar week preceding the date on which the dividend was declared (i.e. 28 October 2008) was RMB1.00 against HK$1.13460. Therefore, the dividend per H share of the Company, being RMB0.052, will be approximately HK$0.0589.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the interim dividend declared in respect of the Company's H shares, which will be held on trust pending payment to the holders of such H shares. Such interim dividend will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of the Company's H shares who are entitled to the same by ordinary post at their own risk, on or before 25 December 2008.

(ii)	Arrangements for withholding of the corporate income tax for corporate shareholders

Please also refer to the announcement of the Company dated 18 September 2008 for details relating to the withholding of corporate income tax for non-resident corporate shareholders in respect of the 2008 Interim Dividend.

(iii)

Any resident enterprise (as defined in the Law on Corporate Income Tax of the PRC) which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de-facto management body whose name appear on the register of members of H shares of the Company as of 27 September 2008 (the dividend entitlement date) and does not desire the Company to withhold the 10% enterprise income tax in respect of the 2008 Interim Dividend, it should submit to Hong Kong Registrars Limited at or before 4:30 p.m. on 14 November 2008 a legal opinion issued by a PRC qualified lawyer that establishes its resident enterprise status (inscribed with the seal of the applicable law firm). The address of Hong Kong Registrars Limited is Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Hong Kong, 28 October 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary